August 7, 2012

Tony Burak
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products

100 F Street NE

Washington, DC 20549

RE:	Shareholder Reports, dated December 31, 2011, for

Allianz Variable Insurance Products Trust (File Nos. 333-83423 and 811-9491) and

Allianz Variable Insurance Products Fund of Funds Trust (File Nos. 333-119867 and 811-21624)

Dear Mr. Burak:

On July 12, 2012, you provided telephonic comments regarding the above-referenced reports. This letter responds to your comments. Each comment is summarized below, followed by the Trusts’ response. Changes made in response to comments will be incorporated into future reports. If we have misstated any of your comments, or if you need any additional information, please let me know.

Comment:  In the Management Discussion for the AZL International Index Fund, the sidebar on page 2 references emerging market risks. You asked whether emerging markets disclosure is appropriate for a fund tracking the MSCI EAFE index.

Response:  Emerging markets risk is not a principal risk of this Fund and will not be disclosed in future shareholder reports.

Comment:  For all funds, the last sentence of the first paragraph under Expense Examples should read (change underlined) "Please note that if the expenses that apply to subaccounts of the insurance contracts were included, your costs would have been higher."

Response:  We will make this change, as requested, in future shareholder reports.

Comment:  Under the Schedule of Investments for AZL JPMorgan International Opportunities Fund, there were open futures contracts at period end (December 31, 2011), but no segregated assets were identified. Please describe if assets were segregated. In the future, segregated assets should be identified in the report.

Response:  Typically, assets for futures contracts are first segregated on the day following trade date. All of the futures contracts open at December 31, 2011, in the AZL JPMorgan International Opportunities Fund were entered into with a trade date of Friday, December 30, 2011, and a settle date of the following business day, Tuesday, January 3, 2012. Therefore, no collateral had yet been held in a segregated account as of December 31, 2011, for these contracts.

  Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  For all funds, under Statement of Assets and Liabilities, (i) any investments in affiliates (including affiliated money market funds) should be reflected as a separate line item in the Statement; and (ii) Reg. S-X, Art. 12-14 requires the inclusion of a schedule for any funds with affiliated investments.

Response:  For the AZL Funds that are structured as fund-of-funds, the investments in affiliates already are disclosed separately, as required. All other AZL Funds, except the AZL Dreyfus Equity Growth Fund, held no affiliated investments as of December 31, 2011. At December 31, 2011, the AZL Dreyfus Equity Growth Fund held an investment in the Dreyfus Treasury Prime Cash Management Fund, which is an affiliate of this fund. This holding will be identified as affiliated and disclosed separately as required in future shareholder reports.

Comment:  For all funds, under the Statement of Operations, income earned from affiliates should be shown as a separate line item in the Statement.

Response:  For the AZL Funds that are structured as fund-of-funds, income earned from affiliates is already disclosed separately, as required. All of the other AZL Funds, except the AZL Dreyfus Equity Growth Fund, did not earn any affiliated income during the year ended December 31, 2011. For the year ended December 31, 2011, the AZL Dreyfus Equity Growth Fund earned income from the Dreyfus Treasury Prime Cash Management Fund, which is an affiliate of this fund. This income will be identified as affiliated and disclosed separately as required in future shareholder reports.

Comment:  For all funds, under the Statement of Operations, and with respect to securities lending, explain whether the funds received cash from the securities lending agent or if it shown as a reduction in expenses.

Response:  All of the AZL Funds which participated in securities lending during the year ended December 31, 2011 received cash from the securities lending agent. No reductions to expenses were received or recorded as part of the funds’ participation in securities lending.

Comment:  For AZL Russell 1000 Growth Index Fund, under Statement of Operations, please explain why Foreign Withholding Tax is shown as an increase in income.

Response:  This fund accrues foreign withholding taxes on dividends and offsets these with an accrual for the amount of tax reclaims that are submitted to recoup a portion of the taxes. These amounts are relatively small in this Fund, and during 2012 a $2,066 reclaim was received by the Fund that had not been expected or accrued for. This amount more than offset the accrued withholding taxes and caused a positive balance for the year.

Comment:  For all funds, under Notes to Financial Statements, you noted that several funds held assets at zero value. You asked whether these are Level 3 securities and, if so, for an explanation of whether any activity occurred that would be required to be disclosed in a Level 3 reconciliation.

Response:  Of the zero-valued securities held by the AZL Funds at December 31, 2011, some were categorized as Level 2 securities while others were categorized as Level 3 securities. All of the zero-valued Level 3 securities were valued at zero and categorized as Level 3 at all times during the period. Therefore, there was no activity requiring level transfer disclosure or a Level 3 reconciliation in the December 31, 2011 annual report.

  Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  In the discussion regarding Officers and Trustees, you noted that it is required to include a statement to the effect that additional information is available in the SAI and that the SAI is available on request, with directions to make such a request (see Form N-1A Item 27(b)(6)).

Response:  The information required by Form N-1A, Item 27(b)(6) will be included in future shareholder reports.

Comment:  You requested an explanation of the following amendments (Form N-SAR, dated 2-29-12 and 3-8-12; Form N-PX, dated 8-29-11; and Form N-MFP, dated 6-8-11, 2-23-11, and 1-28-11), and requested that, in the future, a correspondence filing with an amendment provide the reason for making the amendment.

Response:  The Form N-SAR for the period ended December 31, 2011 was amended twice as a result of each of the first two filings containing an incorrect attachment (the auditor’s report on internal control per Question 77-B).

The Form N-PX, filed August 18, 2011, was amended as a result of the discovery, post-filing, of additional proxy votes. Broadridge, the Trusts’ proxy voting service provider, communicated with the Commission regarding the error and filed an amendment with supplemental information August 29, 2011.

Three Form N-MFP filings were amended in response to comments and questions received from Commission staff regarding the filings, primarily focused on individual security final legal maturity dates and WAM and WAL calculations.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer
763/765-7453
Erik.Nelson@allianzlife.com

  Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.